UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NOVONIX LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67010L100(1)

(CUSIP Number)

June 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

There is no CUSIP number assigned to the Issuer’s ordinary shares. CUSIP 67010L100 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Stock Market under the symbol “NVX.” Each ADR represents four ordinary shares of the Issuer.

CUSIP No. 67010L100

1.	Name of Reporting Person LG Energy Solution, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,263,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,263,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,263,492
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.	Type of Reporting Person CO

(2)

Based on 486,774,622 ordinary shares of NOVONIX Limited (the “Issuer”) outstanding as of December 31, 2022, as reported in its Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023, plus 28,263,492 ordinary shares (the “Conversion Shares”) issuable upon conversion of the convertible notes sold to the reporting person as described in the Issuer’s Form 6-K filed with the SEC on June 7, 2023.

CUSIP No. 67010L100

1.	Name of Reporting Person LG Chem, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,263,492(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,263,492(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,263,492
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%(4)
12.	Type of Reporting Person CO

(3)	LG Chem, Ltd. is the controlling shareholder of LG Energy Solution, Ltd. and has a board of directors of three or more directors.
(4)	Based on 486,774,622 ordinary shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on February 28, 2023, plus the Conversion Shares.

CUSIP No. 67010L100

Item 1(a)	Name of Issuer:

NOVONIX Limited (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Level 38

71 Eagle Street

Brisbane QLD 4000

Australia

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LG Chem,” and together with LGES, the “Reporting Persons”).

Item 2(b)	Address or Principal Business Office or, if none, Residence:

The address of the principal business office for LGES is: Parc1 Tower 1, 108, Yeoui-daero, Yeongdeungpo-gu, Seoul, Republic of Korea.

The address of the principal business office for LG Chem is: LG Twin Towers, 128, Yeoui-daero, Yeongdeungpo-gu, Seoul, Republic of Korea.

Item 2(c)	Citizenship:

Republic of Korea

Item 2(d)	Title of Class of Securities:

Ordinary shares, no par value, of the Issuer (“ordinary shares”)

Item 2(e)	CUSIP No:

There is no CUSIP number assigned to the Issuer’s ordinary shares. CUSIP 67010L100 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Stock Market under the symbol “NVX.” Each ADR represents four ordinary shares of the Issuer.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 67010L100

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4	Ownership.

(a)	Amount beneficially owned:

LGES is the record owner of convertible notes (the “Convertible Notes”) sold by the Issuer to LGES on June 21, 2023, as described in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2023. Each Convertible Note has a face value of 1.00 Australian dollars (“AUD”), matures in five (5) years, bears 4% per annum compounding interest, and is convertible into ordinary shares at a price of 1.60 AUD per share (subject to certain adjustments). The Convertible Notes mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement described in the in the Issuer’s Form 6-K filed with the SEC on June 7, 2023. The Convertible Notes are convertible at the election of LGES into 28,263,492 ordinary shares (the “Conversion Shares”). LG Chem, as the controlling shareholder of LGES, may be deemed to beneficially own the Conversion Shares. LG Chem has a board of directors of three or more directors.

CUSIP No. 67010L100

(b)	Percent of class:

The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G, including footnote 1 thereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 67010L100

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67010L100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2023	LG Energy Solution, Ltd.

	By:	/s/ Youngseop Kwon
	Name:	Youngseop Kwon
	Title:	Department Leader, M&A Department

Dated: June 29, 2023	LG Chem, Ltd.

	By:	/s/ Jaywin Lee
	Name:	Jaywin Lee
	Title:	Vice President / Head of Department, M&A Department

CUSIP No. 67010L100

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement of the Reporting Persons dated June 29, 2023